Exhibit 99.B(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Registration Statement on Form N-1A of the Baillie Gifford Funds and to the use of our report dated February 28, 2017 on the financial statements and financial highlights of Baillie Gifford International Equity Fund, Baillie Gifford EAFE Fund, Baillie Gifford EAFE Choice Fund, Baillie Gifford EAFE Pure Fund, Baillie Gifford Emerging Markets Fund, Baillie Gifford Global Alpha Fund, Baillie Gifford Long Term Global Growth Equity Fund, and Baillie Gifford U.S. Equity Growth Fund, each a series of shares of beneficial interest in Baillie Gifford Funds. Such financial statements and financial highlights appear in the December 31, 2016 Annual Report to Shareholders that is incorporated by reference into the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania

April 27, 2017